APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Red Rover, LLC
Profit and Loss
January - December 2021

		Total
Income		
Sales - Retail		42,808.47
Sales - Wholesale		3,627.00
Total Income	$	**46,435.47**
Cost of Goods Sold		
COS - Ingredients		21,080.53
COS - Packaging, Other		3,558.67
Total Cost of Goods Sold	$	**24,639.20**
Gross Profit	$	**21,796.27**
Expenses		
Advertising & Marketing		1,931.39
Bank Charges & Fees		1,471.35
Equipment (Non-Capital)		2,728.57
Fees & Permits		1,570.97
Insurance		2,323.00
Legal & Professional Services		897.00
Office Supplies & Software		5,992.26
Other Business Expenses		42.20
Parking		638.34
Payroll Expenses		
Payroll Fees		480.31
Taxes		1,500.20
Wages		6,975.49
Total Payroll Expenses	$	**8,956.00**
Rent - 150 State Street		15,000.00
Repairs & Maintenance		175.00
Travel		1,046.25
Utilities		5,103.18
Total Expenses	$	**47,875.51**
Net Operating Income	-$	**26,079.24**
Other Income		
Other Income		4,073.59
Total Other Income	$	**4,073.59**
Other Expenses		
Depreciation		11,702.02
Interest Paid		3,277.94
Total Other Expenses	$	**14,979.96**
Net Other Income	-$	**10,906.37**
Net Income	-$	**36,985.61**

Red Rover, LLC
Balance Sheet
As of December 31, 2021

		Total
ASSETS		
Current Assets		
Bank Accounts		
Cash on hand		300.00
Operating Account - KSB		10,651.09
Total Bank Accounts	$	**10,951.09**
Total Other Current Assets	$	**0.00**
Total Current Assets	$	**10,951.09**
Fixed Assets		
Equipment		26,370.00
Accumulated Depreciation - Equipment		-12,031.44
Total Equipment	$	**14,338.56**
Leasehold Improvements		34,671.71
Accumulated Depreciation - LHI		-19,151.63
Total Leasehold Improvements	$	**15,520.08**
Total Fixed Assets	$	**29,858.64**
Other Assets		
Deposit		1,200.00
Total Other Assets	$	**1,200.00**
TOTAL ASSETS	$	**42,009.73**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		6,106.18
Other Current Liabilities		9,252.93
Total Current Liabilities	$	**15,359.11**
Long-Term Liabilities		
Term Loan - KSB		17,415.05
Term Loan II - KSB		20,000.00
Total Long-Term Liabilities	$	**37,415.05**
Total Liabilities	$	**52,774.16**
Equity		
Member - Investment, Net		115,264.47
Opening Balance Equity		0.00
Retained Earnings		-89,043.29
Net Income		-36,985.61
Total Equity	-$	**10,764.43**
TOTAL LIABILITIES AND EQUITY	$	**42,009.73**

Red Rover, LLC
Statement of Cash Flows
January - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		-37,422.11
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		436.50
Equipment:Accumulated Depreciation - Equipment		4,767.68
Leasehold Improvements:Accumulated Depreciation - LHI		6,934.34
Business Credit Card		-785.03
Line of Credit - KSB		-10,000.00
Other Current Liabilities		4,290.65
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**5,644.14**
Net cash provided by operating activities	**-$**	**31,777.97**
INVESTING ACTIVITIES		
Equipment		-7,115.00
Net cash provided by investing activities	**-$**	**7,115.00**
FINANCING ACTIVITIES		
Term Loans - KSB		12,762.74
Member - Investment/(Distribution)		34,747.05
Net cash provided by financing activities	**$**	**47,509.79**
Net cash increase for period	**$**	**8,616.82**
Cash at beginning of period		2,334.27
Cash at end of period	**$**	**10,951.09**

Wednesday, Nov 29, 2023 06:40:59 AM GMT-8

Red Rover, LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales	32.00
Sales - Retail	65,260.19
Sales - Wholesale	2,631.60
Total Income	**$67,923.79**
Cost of Goods Sold	
COS - Ingredients	26,317.87
COS - Packaging, Other	2,921.68
Total Cost of Goods Sold	**$29,239.55**
GROSS PROFIT	**$38,684.24**
Expenses	
Advertising & Marketing	463.35
Bank Charges & Fees	1,858.19
Equipment (Non-Capital)	3,429.46
Fees & Permits	354.25
Insurance	2,408.50
Legal & Professional Services	1,006.71
Office Supplies & Software	5,743.71
Other Business Expenses	442.83
Parking	589.45
Payroll Expenses	
Payroll Fees	105.00
Taxes	1,845.63
Wages	23,443.82
Total Payroll Expenses	**25,394.45**
Rent - 150 State Street	13,400.00
Repairs & Maintenance	307.00
Travel	182.52
Utilities	6,652.71
Total Expenses	**$62,233.13**
NET OPERATING INCOME	**$ -23,548.89**
Other Income	
Other Income	10,000.00
Total Other Income	**$10,000.00**
Other Expenses	
Depreciation	12,221.94
Interest Paid	3,540.08
Total Other Expenses	**$15,762.02**
NET OTHER INCOME	**$ -5,762.02**
NET INCOME	**$ -29,310.91**

Red Rover, LLC
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	300.00
Operating Account - KSB	1,229.38
Total Bank Accounts	**$ 1,529.38**
Total Other Current Assets	**$ 0.00**
Total Current Assets	**$ 1,529.38**
Fixed Assets	
Equipment	26,370.00
Accumulated Depreciation - Equipment	-17,319.06
Total Equipment	**$ 9,050.94**
Leasehold Improvements	34,671.71
Accumulated Depreciation - LHI	-26,085.95
Total Leasehold Improvements	**$ 8,585.76**
Total Fixed Assets	**$ 17,636.70**
Other Assets	
Deposit	1,200.00
Total Other Assets	**$ 1,200.00**
TOTAL ASSETS	**$ 20,366.08**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	7,860.15
Line of Credit - KSB	5,000.00
Other Current Liabilities	13,610.09
Total Current Liabilities	**$ 26,470.24**
Long-Term Liabilities	
Term Loan - KSB	8,121.13
Term Loan II - KSB	13,157.18
Total Long-Term Liabilities	**$ 21,278.31**
Total Liabilities	**$ 47,748.55**
Equity	
Retained Earnings	-126,028.90
Member - Investment/(Distribution)	127,957.34
Net Income	-29,310.91
Total Equity	**-$ 27,382.47**
TOTAL LIABILITIES AND EQUITY	**$ 20,366.08**

Wednesday, Nov 29, 2023 06:39:04 AM GMT-8 - Cash Basis

Red Rover, LLC
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-29,066.11
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		-244.80
Equipment:Accumulated Depreciation - Equipment		5,287.62
Leasehold Improvements:Accumulated Depreciation - LHI		6,934.32
Business Credit Card		1,753.97
Line of Credit - KSB		5,000.00
Other Current Liabilities		4,357.16
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**23,088.27**
Net cash provided by operating activities	**-$**	**5,977.84**
FINANCING ACTIVITIES		
Term Loans - KSB		-16,136.74
Member Investment/(Distributions)		12,692.87
Net cash provided by financing activities	**-$**	**3,443.87**
Net cash increase for period	**-$**	**9,421.71**
Cash at beginning of period		10,951.09
Cash at end of period	**$**	**1,529.38**

I, Eric Amsden, certify that:

1. The financial statements of Red Rover. LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Red Rover. LLC included in this Form reflects accurately the information reported on the tax return for Red Rover. LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Eric Amsden*

Name: Eric Amsden

Title: Co-Owner